SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K
ANNUAL REPORT

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________


05059630

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Hourly Employees' Savings Plan - December 31, 2004 and 2003

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- Consent of PricewaterhouseCoopers (Cleveland)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: 
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Hourly Employees' Savings Plan has duly caused this Annual Report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP HOURLY EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 28, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-89711) of Alcan Inc. of our report dated June 24, 2005 relating to the financial statements and financial statement schedule of Alcancorp Hourly Employees' Savings Plan for the year ended December 31, 2004, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Alcancorp Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Alcan Corporation

Alcancorp Hourly Employees' Savings Plan
Index

Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcancorp Hourly Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Hourly Employees' Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

Statements of Net Assets Available for Benefits

	December 31, 2004	December 31, 2003
Investments:		
Interest in Master Trust (Note 3)	$ 37,374,447	$ 34,042,399
Participant loans	1,934,500	2,035,731
Receivables:		
Employer contributions	177	67,565
Participant contributions	463	237,945
Total receivables	640	305,510
Net assets available for benefits	$ 39,309,587	$ 36,383,640

Statements of Changes In Net Assets Available for Benefits

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
Additions to net assets attributable to:		
Interest in net investment gain of Master Trust (Note 3)	$ 2,971,135	$ 4,990,856
Interest on participant loans	94,320	98,881
	3,065,455	5,089,737
Contributions:		
Employer	699,201	755,673
Participants	2,884,452	2,913,137
	3,583,653	3,668,810
Total additions	6,649,108	8,758,547
Deductions from net assets attributable to:		
Withdrawals and distributions	(2,585,219)	(1,951,400)
Net transfers out to other plans	(1,137,942)	(11,789)
Total deductions	(3,723,161)	(1,963,189)
Net increase (decrease)	2,925,947	6,795,358
Net assets available for benefits:		
Beginning of the year	36,383,640	29,588,282
End of the year	$ 39,309,587	$ 36,383,640

The accompanying notes are an integral part of these financial statements.

1. SUMMARY DESCRIPTION OF PLAN

The Alcancorp Hourly Employees' Savings Plan (the "Plan") became effective October 28, 1987. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") holds the funds, executes investment transactions, and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility and Vesting

All full-time hourly employees of Alcan Corporation's ("the Company") Warren, Sebree, Terre Haute, Fairmont, and Louisville plant locations, and Toyal America's Lockport plant location (until November 1, 2004) are eligible to join the Plan upon date of hire, or after one year of service for part-time employees.

Participants are fully vested at all times in their respective accounts, except for the Basic Contribution amounts (see *Contributions* below) for Lockport employees, which are 100% vested after two years of service. The nonvested portion of the Basic Contribution at the time of the participant's withdrawal from the Plan or discontinuance of employment shall be forfeited, and such amounts shall be applied to reduce subsequent employer contributions under the Plan. For the years ended December 31, 2004 and 2003 the amount of forfeitures was insignificant.

Contributions

Contributions are made by the Company ("Basic Contributions") in accordance with the collective bargaining agreements at Sebree and Lockport. At Sebree, Basic Contributions are made at a rate of 65 cents for each hour worked. At Lockport, participating employees receive a Basic Contribution equal to 50% of any contribution not exceeding 5% of compensation (4% effective January 1, 2000 to December 31, 2002). Basic Contributions are invested in each of the funds in the same ratio as chosen by the participant (see *Participant Accounts* below). Participants located at Warren, Terre Haute, Fairmont, and Louisville do not receive Basic Contributions.

Participants may elect at any time to contribute additional ("Additional Contributions") amounts up to 50% of their compensation either on a before-tax basis, after-tax basis or any combination of the two. In addition, employees may elect to contribute all or a portion of their gain-sharing payment on a before-tax basis ("Special Contribution"). The Plan does not have any non-participant directed contributions.

Effective September 1, 1997, the Plan accepts rollover contributions from former employers' qualified plans or from an Individual Retirement Account ("Rollover Contribution"). Such amounts are included within participant contributions in the Statements of Changes in Net Assets and were insignificant for the years ended December 31, 2004 and 2003.

Total pre-tax deferrals may not exceed $13,000 and $12,000 per participant under the age of 50 for calendar years 2004 and 2003, respectively. Total pre-tax deferrals may not exceed $16,000 and $14,000 for participants age 50 and over in 2004 and 2003, respectively.

The participant may elect in a single election to invest, in multiples of 1%, the participant's and any Basic contributions in any of the ten investment funds. As provided in the Plan, the participant may change this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received by any fund will be reinvested automatically in the same fund.

Participant Accounts

There were 1,035 and 1,131 participants in the Plan at December 31, 2004 and 2003, respectively. Each participant has a separate account ("Participant Account") under each fund in which contributions have been invested on behalf of the participant. The account represents Basic Contributions, Additional Contributions, Rollover Contributions, Special Contributions, and the earnings thereon. The net value of each Participant Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31,	
	2004	2003
Fixed Income Fund	669	733
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	131	129
Vanguard 500 Index Fund	629	686
Vanguard Total International Stock Index Fund	391	421
Vanguard Extended Market Index Fund	405	432
Vanguard LifeStrategy Income Fund	41	46
Vanguard LifeStrategy Conservative Growth Fund	70	75
Vanguard LifeStrategy Moderate Growth Fund	136	129
Vanguard LifeStrategy Growth Fund	121	114
Company Stock Fund	119	124
Loan Fund	368	402

Plan Withdrawals and Distributions

Participants may request two withdrawals per year from the Plan; however, the Plan requires that withdrawals be made in the following order of priority:

(a) any after-tax portion of the Additional Contribution,
(b) any Rollover Contribution
(c) any portion of the Basic Contribution in the Plan more than 2 years,
(d) at age 59-1/2 or over, any Basic Contribution in the Plan less than 2 years, any Special Contribution and any before-tax portion of the Additional Contribution.

Any withdrawals during the period of employment must be in cash. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Terminated or retired participants with more than $5,000 in the Plan may leave their funds in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Participant loans made from the various investment options allow participants to borrow from their account, within the limits specified by the Internal Revenue Service ("IRS"). Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see above). Outstanding loan balances (the "Loan Fund") and loan transactions are maintained and managed by the Trustee.

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

Termination Provisions

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan terminates, the accounts of the participants will be distributed at the time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2004 and 2003. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Alcan Corporation Master Savings Trust (the "Master Trust"), the participant's entire account balance, including the Loan Fund, is transferred to the new plan. For the years ended December 31, 2004 and 2003, there were net transfers out of this Plan of $59,094 and $11,789, respectively.

In addition, there were transfers from this Plan to other plans not in the Master Trust in the amount of $1,081,848 and $0 for the years ended December 31, 2004 and 2003 respectively (see Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Preparation

The accounting records of the Plan are maintained on the accrual basis.

Valuation of Investments and Income Recognition

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract, which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3. MASTER TRUST ARRANGEMENT

The Plan's investments are held by Vanguard Fiduciary Trust Company in the Alcancorp Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcancorp Employees' Savings Plan and, effective January 2, 2004, the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico Inc. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interest of the individual participants in the plan.

Effective January 2, 2004, the assets of the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico, Inc. in the amount of $4,744,575 were merged into the Master Trust.

Effective November 1, 2004, Toyal America Inc., a participating employer in both the Alcancorp Employees' Savings Plan and the Alcancorp Hourly Employees' savings Plan exited the Master Trust. Assets of $4,687,839 and $1,081,848 were transferred from the Employees' Savings Plan and the Hourly Employees' Savings Plan, respectively, to successor trusts.

The Master Trust Statements of Net Assets Available for Benefits is provided below:

	December 31,	
Assets:	2004	2003
Investments:		
Short term investment, at market value	$ 6,249,400	$ 2,897,716
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	163,890,593	162,165,675
Registered investment companies, at market value	259,985,064	224,698,638
Alcan Inc. common stock, at market value	19,378,646	21,167,126
Net Assets	$ 449,503,703	$ 410,929,155

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

	For the Years Ended December 31,	
	2004	2003
Additions to net assets attributable to:		
Investment income:		
Interest and dividends	$ 11,874,438	$ 11,380,979
Net appreciation (depreciation) in the fair value of investments:		
Registered investment companies	21,938,205	43,250,897
Alcan Inc. common stock	1,320,667	9,313,617
	35,133,310	63,945,493
Transfers in (1)	39,456,294	31,348,979
Total additions	74,589,604	95,294,472
Deductions from net assets attributable to:		
Transfers out (2)	(36,015,056)	(21,919,882)
Total deductions	(36,015,056)	(21,919,882)
Net increase	38,574,548	73,374,590
Net assets available for benefit:		
Beginning of the year	410,929,155	337,554,565
End of the year	$ 449,503,703	$ 410,929,155

(1) Includes transfers-in from other plans of $4,744,575 and $0 for the years ending December 31, 2004 and 2003 respectively.
(2) Includes transfers-out to other plans of $5,777,809 and $0 for the years ending December 31, 2004 and 2003 respectively

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

	December 31,	
	2004	2003
Plans		
Alcancorp Employees' Savings Plan	$ 407,206,320	$ 376,886,756
Alcancorp Hourly Employees' Savings Plan	37,374,447	34,042,399
Alcan Packaging PR Inc. Thrift & Deferred Comp Plan	4,922,936	-
Net assets	$ 449,503,703	$ 410,929,155

	December 31,	
	2004	2003
Funds		
Fixed Income Fund	$ 170,071,452	$ 165,030,931
Vanguard 500 Index Fund	135,603,675	124,235,399
Vanguard Extended Market Index Fund	32,889,798	25,165,897
Company Stock Fund	19,447,188	21,199,587
Vanguard LifeStrategy Moderate Growth Fund	21,647,579	18,740,575
Vanguard LifeStrategy Growth Fund	24,152,111	18,596,638
Vanguard Total Bond Market Index Fund	13,539,540	13,071,199
Vanguard Total International Stock Index Fund	17,327,564	12,163,648
Vanguard LifeStrategy Conservative Growth Fund	9,460,149	8,175,632
Vanguard LifeStrategy Income Fund	5,364,647	4,549,649
Total Funds	$ 449,503,703	$ 410,929,155

The Master Trust statement of changes in net assets presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

A description of the investments included in each fund of the Master Trust as of December 31, 2004 follows:

Fixed Income Fund

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). For $74,057,376 and $118,797,363 of assets held in Alternative Investment Contracts as of December 31, 2004 and 2003, the market value of the underlying assets exceeds the contract value by $1,145,114 and $2,257,585, respectively. For $48,578,439 and $5,902,596 of assets held in the Alternative Investment Contracts as of December 31, 2004 and 2003, the contract value of the underlying assets exceeded the market value of the assets by $266,567 and $2,756,933, respectively. The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform.

The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2004 and 2003, respectively:

2004 Fixed Income Fund Guaranteed and Bank Investment Contracts:	Crediting Interest Rate %	Maturity Date		Contract Value Unless Otherwise Noted
Bayerische Landesbank	5.81%	July 15, 2005	$	3,080,482
GE Life and Annuity Assurance Company	6.07%	April 17, 2006		6,208,639
Principal Financial Group	6.02%	May 10, 2006		3,712,785
Metropolitan Life Insurance Company	5.87%	July 17, 2006		3,038,386
Principal Financial Group	5.86%	December 29, 2006		4,745,953
Travelers	2.84%	November 30, 2007		4,009,833
Monumental Life	3.67%	December 14, 2007		4,006,308
Travelers	3.06%	January 15, 2008		3,084,405
GE Life and Annuity Assurance Company	3.88%	September 30, 2008		3,146,773
New York Life Insurance Company	3.72%	March 31, 2009		4,037,913
Massachusetts Mutual	4.31%	June 30, 2009		3,061,849
				42,133,326
Alternative Investment Contracts:				
IXIS Financial Products	3.66%	January 5, 2005		3,041,334
New York Life Insurance Company	7.05%	March 31, 2005		2,691,925
New York Life Insurance Company	6.11%	February 28, 2006		3,772,488
JP Morgan Chase Bank	7.24%	March 31, 2006		1,020,750
State Street Bank	3.77%	December 31, 2007		10,502,966
Rabobank Nederland	6.18%	June 30, 2008		2,393,253
AIG Financial Products Corp.	3.62%	September 30, 2008		21,073,348
State Street Bank	3.66%	None*		12,288,849
Rabobank Nederland	4.71%	None*		7,649,430
IXIS Financial Products	3.79%	None*		20,206,863
Union Bank of Switzerland	4.67%	None*		15,077,663
Rabobank Nederland	3.68%	None*		17,337,871
JP Morgan Chase Bank	3.46%	None*		4,700,527
				121,757,267
Total Guaranteed and Alternative Investment Contracts				163,890,593
Short Term Investments, at Market Value				6,180,858
Total Fixed Income Fund			$	170,071,451

(*) This is an indefinite contract with no maturity date..

2003 Fixed Income Fund **Guaranteed and Bank Investment Contracts:**	**Crediting Interest Rate %**	**Maturity Date**	**Contract Value Unless Otherwise Noted**
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	$ 5,275,212
AIG Life Insurance Company	6.76	June 15, 2004	5,362,813
Bayerische Landesbank	5.81	July 15, 2005	3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006	5,853,341
Principal Financial Group	6.02	May 10, 2006	3,501,605
Metropolitan Life Insurance Company	5.87	July 17, 2006	2,869,922
Principal Financial Group	5.86	December 29, 2006	4,483,233
Travelers	2.84	November 30, 2007	4,009,648
GE Life and Annuity Assurance Company	3.88	September 30, 2008	3,029,239
			37,465,716
Alternative Investment Contracts:			
CDC Capital	5.66	January 25, 2004	865,848
West Deutsche Landesbank	3.27	March 31, 2004	3,923,351
CDC Capital	3.12	January 5, 2005	5,036,748
New York Life Insurance Company	7.05	March 31, 2005	5,001,099
New York Life Insurance Company	6.11	February 28, 2006	3,555,183
JP Morgan Chase bank	4.26	September 29, 2006	5,504,226
State Street Bank	4.12	December 31, 2007	12,066,255
Rabobank Nederland	3.96	June 30, 2008	14,559,410
AIG Financial Products Corp.	3.80	September 30, 2008	27,835,831
State Street Bank	3.60	None*	9,664,979
Rabobank Nederland	4.96	None*	6,458,115
CDC Capital	3.71	None*	15,828,342
Union Bank of Switzerland	4.54	None*	14,400,572
			124,699,959
Total Guaranteed and Alternative Investment Contracts			162,165,675
Short Term Investments, at Market Value			2,865,256
Total Fixed Income Fund			$ 165,030,931

(*) This is an indefinite contract with no maturity date.

Registered Investment Companies

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies are as follows:

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 395,160 shares and 450,844 shares at December 31, 2004 and 2003, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund, ($68,542 and $32,460 at December 31, 2004 and 2003, respectively), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5. TAX STATUS OF THE PLAN

The IRS advised on January 24, 2003 that the Plan is qualified and the trust thereunder is exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. SUBSEQUENT TAX EVENT

Effective January 1, 2005, Alcan Inc. spun off its Rolled Products Division and its joint ownership in Logan Aluminum Inc. into a new company, Novelis Inc. Approximately 2,200 and 400 Novelis and Logan employees continue to participate in the Employees' Savings Plan and the Hourly Employees' Savings Plan respectively under a one-year transitional services agreement. Participants with a balance in the Company Stock Fund received one share of Novelis Stock for every five shares of Alcan Stock they owned. Novelis shares were credited to one of two new Company Stock Funds - Novelis Stock Fund for Alcan Employees and Novelis Stock Fund (for Novelis employees). In addition, a new Company Stock fund was created for Novelis employees holding Alcan Stock -- the Alcan Stock Fund for Novelis Employees -- and any balance in the Company Stock Fund held by Novelis employees was transferred to this new fund. Alcan employees are not permitted to make any new contributions or exchange funds into the Novelis Stock Fund for Alcan Employees (closed fund). Similarly, Novelis employees are not permitted to make any new contributions or exchange funds into the Alcan Stock Fund for Novelis Employees (closed fund).

Alcan Corporation

EIN: 41-2098316
Plan #: 045

Alcancorp Hourly Employees' Savings Plan

2004 Form 5500, Schedule H, Item 4i -
Schedule of Assets (Held at End of Year)

Identify of Issue, Borrower, Lessor or Similar Party	Description of Investment	December 31, 2004 Fair Value
* Participant Loans	Varying maturity dates and interest ranging from 4% to 9.5%	$1,934,500

* Represents a party-in-interest

Note: This information has been certified as complete and accurate by the trustee and custodian in accordance with 20 CFR 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.